**WADDELL & REED, INC. AND SUBSIDIARIES**

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Statement of Cash Flows

Year ended December 31, 2019

(In thousands)

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (9,679) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Writedown of impaired assets | | 12,841 |
| Depreciation and amortization | | 17,645 |
| Net purchases, maturities, and sales of trading securities | | (1,849) |
| Investments gain, net | | (1,088) |
| Deferred income taxes | | (9,564) |
| Pension and postretirement plan expense | | 6,803 |
| Other | | 1,786 |
| Changes in assets and liabilities: | | |
| Receivables from funds and separate accounts | | 1,246 |
| Other receivables | | 81,708 |
| Due from affiliates, net | | (7,669) |
| Other assets | | 19,331 |
| Accounts payable and payable to third party brokers | | (862) |
| Payable to investment companies for securities and payable to customers | | (64,828) |
| Accrued compensation | | 16,906 |
| Income taxes payable | | 1,197 |
| Other liabilities | | (14,693) |
| Net cash provided by operating activities | | 49,231 |
| Cash flows from investing activities: | | |
| Additions to property and equipment | | (4,627) |
| Net cash used in investing activities | | (4,627) |
| Cash flows from financing activities: | | |
| Dividends to parent | | (13,000) |
| Return of capital to parent | | (13,500) |
| Net cash used in financing activities | | (26,500) |
| Net increase in cash and cash equivalents | | 18,104 |
| Cash, cash equivalents, and restricted cash at beginning of year | | 132,598 |
| Cash, cash equivalents, and restricted cash at end of year | $ | 150,702 |
| Supplemental disclosure for cash flow information: | | |
| Cash paid for: | | |
| Income taxes, net | $ | 8,030 |
| Interest | $ | 34 |

See accompanying notes to consolidated financial statements.